Filed Pursuant to Rule 424(b)(3)
                                                     Registration No. 333-110259

PROSPECTUS SUPPLEMENT NO. 7
TO PROSPECTUS DATED MARCH 4, 2004





                        $500,000,000 Principal Amount of
                 3 5/8% Convertible Subordinated Notes Due 2023
                                       and
          Shares of Common Stock Issuable Upon Conversion of the Notes
                                 ______________

      This prospectus supplement relates to the resale by the selling securityholders (including their transferees, pledgees or donees or their successors) of up to $500 million aggregate principal amount of 3 5/8% Convertible Subordinated Notes due 2023 issued by Vishay Intertechnology, Inc. and the shares of common stock issuable upon conversion of the notes.

      This prospectus supplement should be read in conjunction with the prospectus dated March 4, 2004, as supplemented, which is to be delivered with this prospectus supplement, and this prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supercedes the information contained in the prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements to it.

      Investing in the notes or the common stock offered by the prospectus involves risks that are described in the "Risk Factors" section beginning on page 7 of the prospectus.

                                 ______________

      Neither the Securities and Exchange Commission, any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

                                 ______________

          The date of this prospectus supplement is November 10, 2004.

      The information in the table appearing under the heading "Selling Securityholders" beginning on page 54 of the prospectus, as supplemented, is amended by adding the information below with respect to persons not previously listed in the prospectus, and by superceding the information below with respect to persons previously listed in the prospectus.

      The following table sets forth certain information as of the date noted, concerning the principal amount of notes beneficially owned by each selling securityholder and the number of shares of common stock that may be offered from time to time by each selling securityholder under this prospectus. The information is based on information provided by or on behalf of the selling securityholders. The number of shares of common stock issuable upon conversion of the notes shown in the table below assumes conversion of the full amount of notes held by each holder at an initial conversion price of $21.28 per share. This conversion price is subject to adjustments in certain circumstances. Because the selling securityholders may offer all or some portion of the notes or the common stock issuable upon conversion of the notes, we have assumed for purposes of the table below that the selling securityholders will sell all of the notes or convert all of the notes and sell all of the common stock issuable upon conversion of the notes offered by the prospectus. The selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act. Information about the selling securityholders may change over time. Any changed information furnished to us by the selling securityholders will be set forth in prospectus supplements to the extent required.


                                                                Other Shares of
                                                                  Common Stock
                                                  Shares of       Beneficially
                                   Aggregate     Common Stock     Owned Before
                                   Principal      Issuable       the Offering
                                Amount of Notes      Upon        and Assumed to
                                  Beneficially    Conversion        be Owned
                                   Owned and        of the        Following the
Name*                               Offered         Notes**       Offering***
---------------------------     ---------------  ------------   ---------------

BTOP Multi-Strategy Master
Portfolio LTD(1)                    4,500,000       211,466            0
Polygon Global
Opportunities Masterfund(2)        10,000,000       469,924            0
Pyramid Equity Strategy Fund(3)       750,000        35,244            0



-----------------------
*     Other selling securityholders may be identified at a later date.


      Certain selling securityholders are, or are affiliates of, registered broker-dealers. These selling securityholders have represented that they acquired their securities in the ordinary course of business and, at the time of the acquisition of the securities, had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Each selling securityholder that is a registered broker-dealer is an "underwriter" within the meaning of the Securities Act of 1933.

**    Assumes conversion of all of the holder's notes at a conversion rate of
      46.9925 shares of common stock per $1,000 principal amount at maturity of the notes. This conversion rate is subject to adjustment as described under


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

      "Description of Notes--Conversion Rights." As a result, the number of shares of common stock issuable upon conversion of the notes may change in the future. Excludes any additional shares of common stock that may be issued by us upon the repurchase of the notes and fractional shares. Holders will receive a cash adjustment for any fractional share amount resulting from conversion of the notes, as described under "Description of Notes--Conversion Rights" in the prospectus.

*** Based on the outstanding shares of Vishay as of November 9, 2004, none of the selling securityholders would beneficially own in excess of 1% of the outstanding shares following the sale of securities in the offering.

1 Deutsche Bank Trust Company Americas acts as the investment manager for BTOP Multi-Strategy Master Portfolio LTD with respect to the securities indicated in the table and as such has voting and dispositive power over the securities held by the fund. Eric Lobben is a managing director of Deutsche Bank Trust Company Americas and the portfolio manager for the fund on behalf of Deutsche Bank Trust Company Americas. Mr. Lobben and Deutsche Bank Trust Company Americas disclaim beneficial ownership of the securities held by the fund. The information set forth in the table relating to BTOP Multi-Strategy Master Portfolio LTD is as of October 27, 2004.

2 Alex Jackson, Andrew Farquhar, Byron Knief, Greville Ward, Luke Pontifell and Reade Griffith are the members of the Board of Directors of Polygon Global Opportunities Masterfund and as such have voting and dispositive power over the securities held by the fund. Messrs. Jackson, Farquhar, Knief, Ward, Pontifell and Griffith disclaim beneficial ownership of the securities held by the fund. The information set forth in the table relating to Polygon Global Opportunities Masterfund is as of November 4, 2004.

3 Deutsche Bank Trust Company Americas acts as the investment manager for Pyramid Equity Strategy Fund with respect to the securities indicated in the table and as such has voting and dispositive power over the securities held by the fund. Eric Lobben is the managing director of Deutsche Bank Trust Company Americas and the portfolio manager for the fund on behalf of Deutsche Bank Trust Company Americas. Mr. Lobben and Deutsche Bank Trust Company Americas disclaim beneficial ownership of the securities held by the fund. The information set forth in the table relating to Pyramid Equity Strategy Fund is as of October 27, 2004.


      Except as a selling securityholder, no selling securityholder listed in the above table has had any material relationship with us or any of our affiliates within the past three years.



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